FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 2002


                          VIDESH SANCHAR NIGAM LIMITED
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              THE REPUBLIC OF INDIA
                 (Jurisdiction of incorporation or organization)

                              VIDESH SANCHAR BHAVAN
                               MAHATMA GANDHI ROAD
                                 MUMBAI 400 001
                                      INDIA
                                 +91-22 262 4020
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|         Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         |_|         No    |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________


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1.     EXHIBITS

       Videsh  Sanchar  Nigam  Limited  (the   "registrant"  or  "VSNL")  hereby
incorporates in this report on Form 6-K the following exhibits:

EXHIBIT NUMBER    DESCRIPTION OF EXHIBIT

99.1. Notice of Meeting of the Board of Directors of the registrant scheduled to be held on 30 January 2002.

99.2.  Shareholding pattern of VSNL as on 31 December 2001.

99.3   Resignation of Shri Subodh Bhargava from the directorship of VSNL.

99.4 Change of VSNL's Directorship - Resignation of an independent director (Shri Ashok Wadhwa).

99.5 Financial Results (Provisional) for the Third Quarter ended 31st December 2001.

99.6 Press Release No. 3 on VSNL's Q-3 Profit before tax is at Rs.5,493 million.

99.7   Press Release No. 4 on VSNL's Record Interim Dividend 750%.

Forward-Looking Statements

       Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed on October 1, 2001. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             VIDESH SANCHAR NIGAM LIMITED



 Date:  February 5, 2002      By: /S/ ARUN GUPTA
                                 ---------------------------------------
                              Name:  Arun Gupta
                              Title: Executive Director (Finance)